

March 3, 2023

Bin Xue
Chief Executive Officer
WEBUY GLOBAL LTD
18 Tampines Industrial Crescent #04-03
Space@Tampines
Singapore 528605

> **Re: WEBUY GLOBAL LTD**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted February 17, 2023**
> **CIK No. 0001946703**

Dear Bin Xue:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary, page 2

1. We note your response to prior comment 1 and reissue in part. We note your revised disclosure that you "are confident that these going concerns regarding [your] ability to continue [your] business will be resolved over time and after this initial public offering as [you] expand [your] presence in Southeast Asia." Please remove this revised disclosure and explicitly disclose that your auditors have issued a going concern opinion on your audited financial statements. Please discuss the uncertainties you face as noted in your auditors opinion and discuss the consequences should you be unable to obtain additional

financing.

Principal Shareholders, page 107

2.   We note your revisions to the Principal Shareholders table to include 5% or greater shareholders. Please revise the footnotes to this table to identify the natural person(s) with voting and/or investment control over the shares held by each of the entities named in footnotes (1) - (6).

    You may contact Scott Stringer at 202-551-3272 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Mengyi Jason Ye